

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4163

COPY

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

April 3, 2003



VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: Outlook Resources Inc. ("Outlook")
$20,000 Private Placement
File No. 1006-T-18

In accordance with subsection 10.2 of Ontario Securities Commission Rule 45-503, (the "Rule"), I hereby give notice that 200,000 Units of Outlook priced at $0.10 per Unit with each Unit consisting of one (1) common share of Outlook priced at $0.10 and one (1) warrant entitling the holder to acquire an additional common share of Outlook at a price of $0.10 until April 2, 2005 were issued on April 2, 2003 to William R. Johnstone, a director and officer of Outlook, 88 Divdale Drive, Toronto, Ontario, M4G 2P2 as to 100,000 Units, Robert Farah, a director of Outlook, 261 Alice-Carriere, Beaconsfield, Quebec, H9W 6E6 as to 70,000 Units and John D. McNamara Holdings Inc., controlled by John D. McNamara, a director and officer of Outlook, 3 McAlpine Street, Suite 503, Toronto, Ontario, M5R 1M9 as to 30,000 Units pursuant to section 3.1 of the Rule.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

c.c Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**
Outlook Resources Inc.

F:\WPDOC\PUBLIC\F45503.osa\Outlookapr03.wpd

dlw 5/30

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2



& Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4163

COPY

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

April 3, 2003

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: Outlook Resources Inc. ("Outlook")
$20,000 Private Placement
File No. 1006-T-18

In accordance with subsection 10.2 of Ontario Securities Commission Rule 45-503, (the "Rule"), I hereby give notice that 200,000 Units of Outlook priced at $0.10 per Unit with each Unit consisting of one (1) common share of Outlook priced at $0.10 and one (1) warrant entitling the holder to acquire an additional common share of Outlook at a price of $0.10 until April 2, 2005 were issued on April 2, 2003 to William R. Johnstone, a director and officer of Outlook, 88 Divdale Drive, Toronto, Ontario, M4G 2P2 as to 100,000 Units, Robert Farah, a director of Outlook, 261 Alice-Carriere, Beaconsfield, Quebec, H9W 6E6 as to 70,000 Units and John D. McNamara Holdings Inc., controlled by John D. McNamara, a director and officer of Outlook, 3 McAlpine Street, Suite 503, Toronto, Ontario, M5R 1M9 as to 30,000 Units pursuant to section 3.1 of the Rule.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

c.c Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**
Outlook Resources Inc.

F:\WPDOC\PUBLIC\F45503.osa\Outlookapr03.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2